CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$10,225,000	$1,316.98

(1)                         Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated September 25, 2014 (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$10,225,000 FX Linked Notes due October 1, 2015 Linked to the Bearish Performance of the Euro Relative to the U.S. Dollar Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	September 25, 2014

Issue Date:	September 30, 2014

Final Valuation Date*:	September 28, 2015

Maturity Date*:	October 1, 2015

Reference Asset:	The U.S. dollar per Euro exchange rate which appears on Reuters page ECB37 at approximately 2:15 p.m., Frankfurt time, on the relevant date (“EURUSD exchange rate”).

Payment at Maturity:

If the Reference Asset Return is greater than 0%, you will receive at maturity a cash payment equal to the sum of (i) 93% of the principal amount of your Notes and (ii) 100% of your principal amount multiplied by the product of (a) the Upside Leverage Factor and (b) the Reference Asset Return, calculated as follows per $1,000 principal amount Note:

$930 + [$1,000 × Upside Leverage Factor × Reference Asset Return]

If the Reference Asset Return is equal to or less than 0%, you will receive 93% of the principal amount of your Notes.  Accordingly, your payment per $1,000 principal amount Note would be $930.00.

The Notes are not 100% principal protected, and you may lose up to 7% of your initial investment.  You will lose up to 7% of the principal amount of your Notes if the Reference Asset Return is less than 3.50%.  Your principal is protected 93% only if you hold your Notes to maturity.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Upside Leverage Factor:	2.00

Reference Asset Return:	The performance of the reference asset from the Initial Rate to the Final Rate, calculated as follows: Initial Rate – Final Rate Initial Rate

Initial Rate:	1.2712, which is the EURUSD exchange rate on the Initial Valuation Date, determined as described under “Reference Asset” above.

Final Rate:	The EURUSD exchange rate on the Final Valuation Date, determined as described under “Reference Asset” above.

Calculation Agent:	Barclays Bank PLC

Denominations	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	06741UKB9 / US06741UKB97

* Subject to postponement in the event of a market disruption event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.25%	98.75%
Total	$10,225,000	$10,225,000	$127,812.50	$10,097,187.50

(1)             Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $984.00 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-1 of this pricing supplement.

(2)             Barclays Capital Inc. will receive commissions from the Issuer equal to 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns and examples set forth below reflect the Initial Rate of 1.2712, an Upside Leverage Factor of 2.00, and assume the Final Rates as set forth below.  The actual Final Rate will be determined on the Final Valuation Date.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.

Final Rate [1]	Reference Asset Return	Payment at Maturity	Total Return on Notes
0.9534	25.00%	$1,430.00	43.00%
1.0170	20.00%	$1,330.00	33.00%
1.0805	15.00%	$1,230.00	23.00%
1.1441	10.00%	$1,130.00	13.00%
1.2076	5.00%	$1,030.00	3.00%
1.2267	3.50%	$1,000.00	0.00%
1.2394	2.50%	$980.00	-2.00%
1.2712	0.00%	$930.00	-7.00%
1.3348	-5.00%	$930.00	-7.00%
1.3983	-10.00%	$930.00	-7.00%
1.4619	-15.00%	$930.00	-7.00%
1.5254	-20.00%	$930.00	-7.00%
1.6526	-30.00%	$930.00	-7.00%
1.7797	-40.00%	$930.00	-7.00%
1.9068	-50.00%	$930.00	-7.00%
2.0339	-60.00%	$930.00	-7.00%
2.1610	-70.00%	$930.00	-7.00%
2.2882	-80.00%	$930.00	-7.00%
2.4153	-90.00%	$930.00	-7.00%
2.5424	-100.00%	$930.00	-7.00%

1                      The Final Rate will be the EURUSD exchange rate on the Final Valuation Date as described under “Reference Asset” in this pricing supplement.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The reference asset decreases from an Initial Rate of 1.2712 to a Final Rate of 1.2076 (reflecting the weakening of the Euro relative to the U.S. dollar), resulting in a Reference Asset Return of 5.00%.

Because the Reference Asset Return of 5.00% is greater than 0%, the investor receives a payment at maturity of $1,030.00 per $1,000 principal amount Note, calculated as follows:

$930 + [$1,000 × Upside Leverage Factor × Reference Asset Return]

$930 + [$1,000 × 2.00 × 5.00%] = $1,030.00

Example 2: The reference asset decreases from an Initial Rate of 1.2712 to a Final Rate of 1.2394 (reflecting the weakening of the Euro relative to the U.S. dollar), resulting in a Reference Asset Return of 2.50%.

Because the Reference Asset Return of 2.50% is greater than 0%, the investor receives a payment at maturity of $980.00 per $1,000 principal amount Note, calculated as follows:

$930 + [$1,000 × Upside Leverage Factor × Reference Asset Return]

$930 + [$1,000 × 2.00 × 2.50%] = $980.00

Example 3: The reference asset increases from an Initial Rate of 1.2712  to a Final Rate of 1.3348 (reflecting the strengthening of the Euro relative to the U.S. dollar), resulting in a Reference Asset Return of -5.00%.

Because the Reference Asset Return of -5.00% is equal to or less than 0.00%, the investor receives a payment at maturity of $930.00 per $1,000 principal amount Note.

Example 4: The reference asset increases from an Initial Rate of 1.2712  to a Final Rate of 1.5254 (reflecting the strengthening of the Euro relative to the U.S. dollar), resulting in a Reference Asset Return of -20.00%.

Because the Reference Asset Return of -20.00% is equal to or less than 0.00%, the investor receives a payment at maturity of $930.00 per $1,000 principal amount Note.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The payment at maturity, the Final Valuation Date, the maturity date, and the determination of the EURUSD exchange rate, are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date. In such a case, the maturity date will be postponed by the same number of Business Days from but excluding the originally scheduled Final Valuation Date to and including the originally scheduled maturity date.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

Under applicable U.S. Treasury Regulations governing debt instruments with payments denominated in, or determined by reference to, more than one currency, the Notes will not be foreign currency denominated debt instruments because the “predominant” currency of the Notes is the U.S. dollar.  Accordingly, we will treat the Notes as being denominated in U.S. dollars, and we will treat payments on the Notes determined by reference to the performance of the Reference Asset as contingent payments under the special federal income tax rules applicable to contingent payment debt instruments.  Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity.  This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.  In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to

Barclays an appropriate and valid Internal Revenue Service Form W-8.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding—“ in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

o                 Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”.

In addition to the risks discussed under the headings above, you should consider the following:

•      Your Investment in the Notes May Result in a Loss— The Notes are only 93% principal protected, subject to the creditworthiness of Barclays Bank PLC.  The return on the Notes at maturity is linked to the bearish performance of the Euro relative to the U.S. dollar and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative.  In order for you to receive any return on your initial investment, the EURUSD exchange rate must decrease from the Initial Valuation Date to the Final Valuation Date (such decrease reflecting depreciation of the Euro relative to the U.S. dollar) enough to result in a Reference Asset Return of at least 3.50%.  If the EURUSD exchange rate does not decrease enough to result in a Reference Asset Return of at least 3.50% or if the EURUSD exchange rate increases from the Initial Valuation Date to the Final Valuation Date (such increase reflecting appreciation of the Euro relative to the U.S. dollar), you will lose up to 7% of the principal amount of your Notes, subject to the creditworthiness of the Issuer.

•      Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•      No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•      Lack of Liquidity— The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may discontinue any such secondary market making at any time without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•      The Notes are Subject to Foreign Exchange Risk – The price relationship between two different currencies (e.g., the U.S. dollar and the Euro) may be highly volatile and varies based on a number of interrelated factors, including the supply of and demand for each currency, political, economic, legal, financial, accounting and tax matters and other actions that we cannot control. Relevant factors include, among other things, the possibility that exchange controls could be imposed or modified, the possible imposition of other regulatory controls or taxes, the overall growth and performance of the local economies, the trade and current account balance between the relevant countries, market interventions by the central banks, inflation, interest rate levels, the performance of the global stock markets, the stability of the relevant governments and banking systems, wars, major natural disasters and other foreseeable and unforeseeable events. In addition, the value of a currency may be affected by the operation of, and the identity of persons and entities trading on, interbank and interdealer foreign exchange markets. These factors may adversely affect the performance of the reference asset or its components and, as a result, the market value of the Notes and the amount you will receive at maturity.

•      Investing in the Notes is Not Equivalent to Investing Directly in the Reference Asset – You may receive a lower payment at maturity than you would have received if you had invested directly in the Euro, the U.S. dollar or other instruments or products linked to the exchange rate between the Euro and the U.S. dollar.  Additionally, the payment at maturity is based on the Reference Asset Return, which is based solely on the stated formula set forth above and not on any other formula that could be used to calculate currency returns.  See “Risk Factors –Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies –Assuming that the securities are bullish with respect to the reference currency relative to the base currency, the formula for calculating the return of any currency exchange rate to which the securities are linked (a) may diminish any potential return on the securities if the reference currency appreciates relative to the base currency and (b) may magnify any potential loss on the securities if the reference currency depreciates relative to the base currency. You should carefully consider the formulas used to calculate the return of any currency exchange rate to which the securities are linked” in the prospectus supplement for further detail.

•      Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•      The Payment on Your Notes is Not Based on the EURUSD Exchange Rate at Any Time Other than the Final Valuation Date —The Reference Asset Return will be based solely on the EURUSD exchange rate as of the Final Valuation Date relative to EURUSD exchange rate as of the Initial Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the value of the Euro relative to the U.S. dollar increases precipitously on the Final Valuation Date, the payment on the Notes may be significantly less than it would otherwise have been had the payment been linked to the EURUSD exchange rate at a time prior to such increase.  Although the value of the Euro relative to the U.S. dollar on the maturity date or at other times during the life of your Notes may be less than on the Final Valuation Date, you will not benefit from the EURUSD currency exchange rate at any time other than the Final Valuation Date.

•      Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Euro relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the Notes and your return on your investment in the Notes.

•      Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the EURUSD exchange rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the EURUSD exchange rate;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally and in the markets of the Euro and the U.S. dollar;

o                 a variety of economic, financial, political, regulatory or judicial events including those affecting the Eurozone economy, in general, and the fluctuations of Euro, in particular; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•      The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•      The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•      The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•      The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•      The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•      We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•      Additional Potential Conflicts— In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes.  In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth and Investment Management, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth and Investment Management will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions for any such sales.  The role of Barclays Wealth and Investment Management as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth and Investment Management is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth and Investment Management is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth and Investment Management, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the reference asset from January 2, 2002 through September 25, 2014 (based on the daily, closing spot exchange rates from Bloomberg L.P.).  On September 25, 2014, such closing spot exchange rate of EURUSD was 1.2712.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg L.P., which is not the source of the Initial Rate or Final Rate of the reference asset. The Initial Rate and Final Rate have been or will be determined based on the applicable rate displayed of the applicable Reuters page as set forth under “Reference Asset” on the cover of this pricing supplement.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the EURUSD exchange rate on any day during the term of the Notes, including the Final Valuation Date.  We cannot give you assurance that the performance of the reference asset will result in the return of more than 93% of your initial investment, subject to the creditworthiness of the Issuer.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.